SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 1)*

Eco-Stim Energy Solutions, Inc.

 (Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

27888D101

(CUSIP Number)

07/09/2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[x ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

____________________

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27888D101	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bienville Argentina Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 27888D101	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BAOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 27888D101	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bienville Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 27888D101	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Moonpie Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 27888D101	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William Herbert Stimpson II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 27888D101	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Cullen Thompson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 27888D101	13G	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ralph Fayden Reynolds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,112,362 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,112,362 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,362 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.2% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 27888D101	13G	Page 9 of 11 Pages

Item 1.	(a)	Name of Issuer:

Eco-Stim Energy Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

Eco-Stim Energy Solutions, Inc.
2930 W. Sam Houston Pkwy No., Suite 275
Houston, TX 77043

Item 2.	(a)	Name of Person Filing:

Bienville Argentina Opportunities Master Fund, LP

(b)	Address of Principal Business Office or, if None, Residence:

Bienville Argentina Opportunities Master Fund, LP
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay, Grand Cayman KY1-9007
Cayman Islands

(c)	Citizenship:

The registrant is registered as a Cayman Islands exempted limited partnership.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

27888D101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 27888D101	13G	Page 10 of 11 Pages

Item 4.	Ownership.

			Bienville Argentina Opportunities Master Fund, LP	BAOF, GP, LLC	Bienville Capital Management, LLC	Moonpie Management, LLC	William Herbert Stimpson II	Michael Cullen Thompson, Jr.	Ralph Fayden Reynolds
(a)	Amount beneficially owned:		2,112,362	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362
(b)	Percent of class:		17.2%	17.2%	17.2%	17.2%	17.2%	17.2%	17.2%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0	0	0	0	0	0	0
	(ii)	Shared power to vote or to direct the vote:	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362
	(iii)	Sole power to dispose or to direct the disposition of:	0	0	0	0	0	0	0
	(iv)	Shared power to dispose or to direct the disposition of:	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362	2,112,362

All of the reported shares are owned directly by Bienville Argentina Opportunities Master Fund, LP, whose general partner is BAOF GP, LLC (“General Partner”) and whose investment manager is Bienville Capital Management, LLC (“Investment Manager”). The General Partner and Investment Manager could be deemed to be indirect beneficial owners of the reported shares.

William Herbert Stimpson II, Michael Cullen Thompson, Jr., and Ralph Fayden Reynolds (collectively, “Managers”) are the managers and direct or indirect controlling shareholders of the General Partner and the Investment Manager. As such, the Managers could be deemed to share such indirect beneficial ownership with the General Partner, the Investment Manager and Bienville Argentina Opportunities Master Fund, LP. The General Partner, the Investment Manager, and the Managers disclaim beneficial ownership except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission of beneficial ownership of these securities for Section 16 or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP NO. 27888D101	13G	Page 11 of 11 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2015

Bienville Argentina Opportunities Master Fund, LP
By: BAOF GP, LLC, its General Partner

By:	/s/ Donald Stoltz, III
Name: Donald Stoltz, III
Title: Chief Operating Officer

Bienville Capital Management, LLC, as Investment Manager of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ William H. Stimpson, II
Name: William H. Stimpson, II
Title: Managing Member

BAOF GP, LLC, as General Partner of Bienville Argentina Opportunities Master Fund, LP

By:	/s/ Donald Stoltz, III
Name: Donald Stoltz, III
Title: Chief Operating Officer

Moonpie Management, LLC, as controlling shareholder of the Investment Manager and General Partner

By:	/s/ Ralph Fayden Reynolds
Name: Ralph Fayden Reynolds
Title: Managing Member

Ralph Fayden Reynolds, as controlling shareholder of Moonpie Management, LLC

By:	/s/ Ralph Fayden Reynolds

William H. Stimpson, II, as controlling shareholder of the Investment Manager and General Partner

By:	/s/ William H. Stimpson, II

M. Cullen Thompson, Jr., as controlling shareholder of the Investment Manager and General Partner

By:	/s/ M. Cullen Thompson, Jr.